UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

THE COAST DISTRIBUTION SYSTEM, INC.

(Name of Subject Company)

THE COAST DISTRIBUTION SYSTEM, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

190345108

(CUSIP Number of Class of Securities)

James Musbach

President and Chief Executive Officer

The Coast Distribution System, Inc.

350 Woodview Avenue

Morgan Hill, California 95037

(408) 782-6686

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Ben A. Frydman, Esq.

Stradling Yocca Carlson & Rauth, P.C.

660 Newport Center Drive, Suite 1600

Newport Beach, California 92660

(949) 725-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of The Coast Distribution System, Inc., a Delaware corporation (the “Company” or “Coast”) initially filed with the Securities and Exchange Commission (the “SEC”) on July 22, 2015 (the “Schedule 14D-9”). The Schedule 14D-9 and this Amendment relate to the tender offer by KAO Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), and a direct wholly owned subsidiary of Keystone Automotive Operations, Inc., a Pennsylvania corporation (“Parent”), which is a direct wholly-owned subsidiary of LKQ Corporation, a Delaware corporation (“LKQ”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at a purchase price of $5.50 per Share (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 22, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constituted the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, initially filed by LKQ with the SEC on July 22, 2015 (as amended or supplemented from time to time, the “Schedule TO”). The Offer to Purchase and Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following is added immediately before the subsection entitled “Forward-Looking Statements”:

“Completion of the Offer

“The Offer and withdrawal rights expired at the end of the day, 12:00 midnight, New York City time, on August 18, 2015. Computershare Trust Company, N.A., the depositary for the Offer, has advised Parent and Purchaser that, as of the expiration of the Offer, a total of approximately 4,308,571 Shares had been validly tendered into and not validly withdrawn pursuant to the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures) as of the expiration date, representing approximately 82.9% of the Shares outstanding as of such time. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures) constitutes a majority of all outstanding Shares and therefore satisfies the Minimum Condition (as defined in the Merger Agreement). All conditions to the Offer having been satisfied, Purchaser has accepted for payment and will promptly pay for all Shares validly tendered into and not properly withdrawn from the Offer.

“As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired sufficient Shares to complete the Merger without the affirmative vote of the stockholders of the Company pursuant to Section 251(h) of the Delaware General Corporation Law. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held (i) by LKQ, Parent, Purchaser, the Company or their respective wholly-owned subsidiaries, which Shares have been canceled and extinguished, or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) was converted automatically into the right to receive the Offer Price. All Shares that were converted into the right to receive the Offer Price shall be canceled and cease to exist. Following the Merger, all Shares will be delisted from the NYSE MKT and deregistered under the Securities Exchange Act of 1934, as amended.”

On August 19, 2015, LKQ issued a press release announcing the expiration and results of the Offer. The full text of the press release is included as Exhibit (a)(5)(C) hereto and is incorporated herein by reference.

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

(a)(5)(C)	Press Release issued by LKQ, dated August 19, 2015 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE COAST DISTRIBUTION SYSTEM, INC.

By:	/s/ Sandra A. Knell
Sandra A. Knell, Executive Vice President and Chief Financial Officer

August 19, 2015

EXHIBIT INDEX

Exhibit Number	Description

(a)(5)(A)	Press Release issued by LKQ, dated August 19, 2015 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO)

5